SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )*

POWERDSINE LTD.

(Name of Issuer)

Ordinary Shares, par value NIS $0.01 per share**

(Title of Class of Securities)

M41415 10 6

(CUSIP Number)

David R. Sonksen

Executive Vice President, Chief Financial Officer, Secretary and Treasurer

Microsemi Corporation

2381 Morse Avenue

Irvine, California 92614

(949) 221-7100

Fax (949) 752-2602

with a copy to:

Warren Lazarow / Steve L. Camahort

O’Melveny & Myers LLP

275 Battery Street

San Francisco, California 94111

Telephone (415) 984-8700

Fax (415) 984-8701

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	“NIS” represents the New Israeli Shekel, the currency of the State of Israel.

CUSIP No. M41415 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Microsemi Corporation 95-2110371
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

5,816,003 ordinary shares[1]
9. Sole Dispositive Power

0
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,816,003 ordinary shares[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

28.3%[2]
14.	Type of Reporting Person (See Instructions)

CO

[1]	Solely via the Voting Agreements described in this Schedule 13D under Items 3, 4, 5 and 6. Microsemi disclaims beneficial ownership of the ordinary shares of PowerDsine subject to the Voting Agreements, and this statement shall not be construed as an admission that Microsemi is, for any or all purposes, the beneficial owner of the securities covered by this statement.
[2]	Based on 20,559,134 Ordinary Shares outstanding as of October 20, 2006, as represented by PowerDsine Ltd. in the Merger Agreement, dated as of October 24, 2006, by and among Microsemi Corporation, Pinnacle Acquisition Corporation Ltd and PowerDsine Ltd.

Item 1. Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the class of ordinary shares, par value NIS $0.01 per share (the “Shares”) of PowerDsine Ltd. (“PowerDsine”), an Israeli company, with its principal office located at 1 Hanagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon, Israel 45421. “NIS” represents the New Israeli Shekel, the currency of the State of Israel.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Microsemi Corporation, a Delaware corporation (“Microsemi”).

(b) The principal business address of Microsemi is 2381 Morse Avenue, Irvine, California 92614.

(c) The principal business of Microsemi is the manufacture of semiconductor products.

(a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Microsemi is set forth in Schedule I hereto, and is incorporated herein by this reference.

(d)-(e) During the last five years, Microsemi has not, and, to the knowledge of Microsemi, none of the persons listed on Schedule I hereto has, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Voting Agreements described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated herein by reference) were entered into by Microsemi and certain officers, directors, and shareholders of PowerDsine (collectively, the “Shareholders”) listed in Schedule II hereto. The Shareholders entered into the Voting Agreements as an inducement to Microsemi to enter into the Merger Agreement described in Item 4 (the terms of which are hereby incorporated herein by reference). Microsemi did not pay additional consideration to the Shareholders in connection with the execution and delivery of their respective Voting Agreements and thus no funds were used for such purpose.

Item 4. Purpose of Transaction

(a)-(b) The purpose of the transaction for which this Schedule 13D is filed is the acquisition, by merger, of 100% of the outstanding equity securities of PowerDsine by Microsemi.

On October 24, 2006, Microsemi, PowerDsine and Pinnacle Acquisition Corporation Ltd., an Israeli company and wholly owned subsidiary of Microsemi (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into PowerDsine (the “Merger”), with PowerDsine surviving the Merger as a wholly owned subsidiary of Microsemi (the “Surviving Corporation”), upon the terms and subject to the conditions set forth in the Merger Agreement. Pursuant to the terms of the Merger Agreement, it is contemplated that the consideration paid for the ordinary shares of PowerDsine acquired in the Merger will consist of newly-issued shares of Microsemi common stock and cash derived from the working capital of Microsemi and PowerDsine.

Consummation of the Merger is subject to conditions, including, among others, (i) approval of the Merger by an Israeli court (which approval can only occur after the shareholders and creditors of PowerDsine approve the Merger in accordance with Section 350 of the Israeli Companies Law), (ii) receipt of certain regulatory approvals, (iii) the absence of any law or order prohibiting the consummation of the Merger, (iv) subject to an overall material adverse effect qualification on most representations and warranties made in the Merger Agreement and waiver by one of Microsemi or PowerDsine, the accuracy (at the time of execution of the Merger Agreement and at the time of the Merger) of such representations and warranties made by the other of Microsemi or PowerDsine, and (v) subject to waiver by one of Microsemi or PowerDsine, compliance in all material respects by the other of Microsemi or PowerDsine with its covenants made in the Merger Agreement.

A copy of the Merger Agreement is filed as Exhibit 1 hereto, and the description of the Merger Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference.

In connection with the execution of the Merger Agreement, in order to induce Microsemi and Merger Sub to enter into the Merger Agreement, each of the Shareholders entered into a Voting Agreement with Microsemi, dated as of October 24, 2006 (each, a “Voting Agreement” and together, the “Voting Agreements”). Pursuant to the Voting Agreements, the Shareholders have agreed to vote the ordinary shares of PowerDsine owned by them at the PowerDsine special general meeting:

•	in favor of the Merger and the Merger Agreement and the approval of the terms thereof;

•	against any action or agreement that would compete with, or materially impede, or interfere with, or that would reasonably be expected to discourage, the Merger or the other transactions contemplated by the Merger Agreement; or inhibit the timely consummation of the Merger or the other transactions contemplated by the Merger Agreement; and

•	against approval of any acquisition proposal or merger, consolidation, business combination, reorganization, recapitalization, liquidation, or sale or transfer of material assets, of PowerDsine or any of its subsidiaries (other than the Merger).

Pursuant to the Voting Agreements, the Shareholders also granted an irrevocable proxy to vote the subject PowerDsine shares on any of the foregoing matters at the PowerDsine special general meeting.

The Voting Agreements terminate upon the earliest to occur of (i) the Closing (as defined in the Merger Agreement) and (ii) the termination of the Merger Agreement in accordance with its terms.

A copy of the form of Voting Agreement is filed as Exhibit 2 hereto, and the description of the Voting Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference.

(c) No determination has been made with respect to the sale or transfer of a material amount of assets of PowerDsine or any of its subsidiaries.

(d) It is intended that, upon consummation of the Merger, the directors of Merger Sub shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified.

(e) Upon consummation of the Merger, the capital structure of Merger Sub shall become the capital structure of the Surviving Corporation. No determinations have been made regarding other material changes in PowerDsine’s business or corporate structure.

(f) Upon consummation of the Merger, PowerDsine will become a wholly owned subsidiary of Microsemi.

(g) Pursuant to the Merger Agreement, upon consummation of the Merger, the articles of association of Merger Sub will become the articles of association of the Surviving Corporation.

(h) As a result of the Merger Agreement, the ordinary shares of PowerDsine shall de-list from, and no longer be quoted on, the NASDAQ Global Market.

(i) Upon consummation of the Merger, the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Other than as described above, Microsemi currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (although Microsemi reserves the right to develop such plans).

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Voting Agreements is qualified in its entirety by reference to the full texts of the Merger Agreement and the form of Voting Agreement, the terms of each of which are incorporated herein by reference to Exhibits 1 and 2 hereto. Except as set forth in this Schedule 13D, the Merger Agreement, or the Voting Agreements, Microsemi does not and, to the best of Microsemi’s knowledge, none of the individuals named in Schedule I hereto, have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b) By virtue of the Voting Agreements, Microsemi may be deemed to share with the Shareholders the power to vote the ordinary shares of PowerDsine subject to the Voting Agreements. As a result of the Voting Agreements, Microsemi may be deemed to be the beneficial owner of the ordinary shares of PowerDsine subject to the Voting Agreements, which is an aggregate of 5,816,003 ordinary shares, representing, based on the PowerDsine’s representation in the Merger Agreement that there were 20,559,134 ordinary shares outstanding as of October 20, 2006, approximately 28.3% of the issued and outstanding shares of voting stock of the Company. Microsemi, however, hereby disclaims beneficial ownership of the ordinary shares of PowerDsine subject to the Voting Agreements, and this statement shall not be construed as an admission that Microsemi is, for any or all purposes, the beneficial owner of the securities covered by this statement.

(c) Except as described in this Schedule 13D, there have been no transactions in the Shares effected by Microsemi or, to the best of the Microsemi’s knowledge, any person or entity identified on Schedule I hereto, during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. As described in Item 4, Microsemi anticipates it will acquire the entire equity interest in PowerDsine pursuant to the Merger Agreement.

Other than the Merger Agreement and the Voting Agreements described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Microsemi or, to the best of the Microsemi’s knowledge, any person or entity listed on Schedule I hereto, and any person with respect to the securities of PowerDsine.

Item 7. Material to be Filed as an Exhibit

Exhibit 1.	Agreement and Plan of Merger, dated as of October 24, 2006 among Microsemi Corporation, PowerDsine Ltd. and Pinnacle Acquisition Corporation Ltd (incorporated by reference to Exhibit 2.7 to the Current Report on Form 8-K/A of Microsemi filed on October 30, 2006).

Exhibit 2.	Form of Voting Agreement, dated as of October 24, 2006 (incorporated by reference to Exhibit 10.112 to the Current Report on Form 8-K/A of Microsemi filed on October 30, 2006).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROSEMI CORPORATION

November 3, 2006
(Date)

/s/ David R. Sonksen
(Signature)

David R. Sonksen,
Chief Financial Officer, Executive Vice President, Treasurer and Secretary
(Name and Title)

Schedule I

Directors and Executive Officers of Microsemi Corporation

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Microsemi Corporation is set forth below. Except as set forth, below each of the directors and executive officers is a citizen of the United States. The business address of each director and officer is c/o Microsemi Corporation, 2381 Morse Avenue, Irvine, California 92614.

Name	Present Principal Occupation or Employment
Dennis R. Leibel	Chairman of the Board of Microsemi since July 2004; A retired financial and legal executive; Private investor and consultant; Founding partner of Esquire Associates LLC, a financial consulting business. Director of Commerce Energy Group, Inc. since 2005. Commerce Energy Group, Inc. is an independent energy marketer of retail electric power and natural gas supply to residential, commercial, industrial and institutional customers, and its principal address is 600 Anton Boulevard, Suite 2000, Costa Mesa, California 92626.

James J. Peterson	Director; President and Chief Executive Officer of Microsemi since December 2000; Director of Simple Tech, Inc. since January 2003. Simple Tech, Inc. is a manufacturer of custom and open-standard memory solutions based on Flash memory and DRAM technologies and external storage solutions, and its principal address is 3001 Daimler Street, Santa Ana, California 92705.

Thomas R. Anderson	Director of Microsemi; A retired executive; Private investor and consultant

William L. Healey	Director of Microsemi; Private investor and consultant, Director of Sypris Solutions, Inc. and Orangewood Children’s Foundation. Sypris Solutions is a manufacturer of integrated data acquisition and storage systems, magnetic instruments, high-pressure closures and other industrial products, and its principal address is 101 Bullitt Lane, Suite 450, Louisville, Kentucky 40222.

William E. Bendush	Director of Microsemi; Private investor and consultant

Paul R. Folino	Director of Microsemi; Executive Chairman of the Board of Emulex Corporation since 2006. Chairman of the Board of Emulex Corporation since 2002. Director of Emulex Corporation since 1993. Chief Executive Officer of Emulex from 1993 to 2006. Principal business address: 3333 Susan Street, Costa Mesa, California 92626 Emulex Corporation is a manufacturer of advanced storage networking infrastructure solutions spanning host bus adapters (HBAs), embedded storage switches, input/output controllers (IOCs), and intelligent network processors, and its principal address is 3333 Susan Street, Costa Mesa, California 92626.

Matthew E. Massengill	Director of Microsemi; Chairman of the Board of Western Digital Corporation since 2001; Director of Western Digital Corporation since 2000; President of Western Digital from 2000 to 2002 and Chief Executive Officer of Western Digital from 2000 to 2005. Director of ViewSonic Corporation since 2003. Western Digital Corporation is a manufacturer of hard disk drives, and its principal address is 20511 Lake Forest Drive, Lake Forest California 92630.

David R. Sonksen	Executive Vice President of Microsemi since 2000; Vice President-Finance, Chief Financial Officer, Treasurer and Secretary of Microsemi since 1986

Ralph Brandi	Executive Vice President and Chief Operating Officer of Microsemi since 2002

John M. Holtrust	Senior Vice President of Human Resources of Microsemi since 2005; Vice President-Human Resources of Microsemi from 2000 to 2005

James H. Gentile	Vice President-Worldwide Sales of Microsemi since 2001

John J. Petersen	Vice President-Quality and Business Process Improvement of Microsemi since 2001

Steven G. Litchfield	Vice President-Corporate Marketing & Business Development of Microsemi since 2003

Schedule II

Shareholders Party to Voting Agreements

General Atlantic Partners (Bermuda), L.P.

GAP-W International, L.P.

GAP Coinvestments III, LLC

GAP Coinvestments IV, LLC

GAPCO GmbH & Co. KG

GapStar, LLC

General Atlantic Partners 78, L.P.

Asaf Silberstein

Aviram Shemer

Igal Rotem

David Goren

Dana Gross

Erez Rosen

Ilan Atias

Ronald D. Black

Philip P. Trahanas